SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Compagnie Générale de Géophysique-Veritas

(Exact name of registrant as specified in its charter)

CGG Veritas

(Translation of registrant’s name into English)

Republic of France

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -            .)

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment;

•	exposure to the credit risk of customers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2010 that we filed with the SEC on April 21, 2011. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas – Investor Relations Department, Tour Maine Montparnasse — 33, avenue du Maine — 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED BALANCE SHEETS

	September 30, 2011 (unaudited)		December 31, 2010
amounts in millions of	€	US$(1)	€	US$(2)
ASSETS
Cash and cash equivalents	318.7	430.3	335.9	448.8
Trade accounts and notes receivable, net	621.8	839.7	694.9	928.5
Inventories and work-in-progress, net	290.1	391.7	264.5	353.4
Income tax assets	93.2	125.8	85.1	113.7
Other current assets, net	126.0	170.1	121.1	161.8
Assets held for sale, net	13.1	17.7	72.5	97.0
Total current assets	1,462.9	1,975.3	1,574.0	2,103.2
Deferred tax assets	147.6	199.3	135.4	180.9
Investments and other financial assets, net	24.1	32.5	26.5	35.4
Investments in companies under equity method	90.2	121.8	73.4	98.0
Property, plant and equipment, net	888.3	1,199.5	781.7	1,044.5
Intangible assets, net	689.1	930.5	721.4	963.9
Goodwill, net	1,991.9	2,689.7	2,012.0	2,688.5
Total non-current assets	3,831.2	5,173.3	3,750.4	5,011.2
TOTAL ASSETS	5,294.1	7,148.6	5,324.4	7,114.4

LIABILITIES AND EQUITY
Bank overdrafts	4.6	6.2	4.5	6.1
Current portion of financial debt	60.9	82.3	74.5	99.5
Trade accounts and notes payable	260.5	351.8	295.5	394.8
Accrued payroll costs	116.6	157.5	109.3	146.0
Income taxes payable	79.2	107.0	62.1	82.9
Advance billings to customers	23.9	32.3	24.8	33.2
Provisions – current portion	29.2	39.4	41.8	55.8
Other current liabilities	216.2	291.8	196.4	262.5
Total current liabilities	791.1	1,068.3	808.9	1,080.8
Deferred tax liabilities	123.8	167.1	116.7	155.9
Provisions – non-current portion	80.2	108.3	87.7	117.2
Financial debt	1,395.6	1,884.5	1,406.6	1,879.5
Other non-current liabilities	36.9	49.8	34.6	46.3
Total non-current liabilities	1,636.5	2,209.7	1,645.6	2,198.9
Common stock 231,083,694 shares authorized and 151,861,932 shares with a €0.40 nominal value issued and outstanding at September 30, 2011 and 151,506,109 at December 31, 2010	60.7	82.0	60.6	81.0
Additional paid-in capital	1,970.1	2,660.2	1,967.9	2,629.5
Retained earnings	891.7	1,204.0	880.5	1,776.5
Treasury shares	(13.8)	(18.6)	(13.8)	(18.4)
Net income (loss) for the period attributable to owners of CGGVeritas SA	(31.1)	(42.0)	(54.6)	(72.9)
Cumulative income and expense recognized directly in equity	(5.9)	(8.0)	(3.4)	(4.6)
Cumulative translation adjustment	(68.1)	(92.0)	(25.1)	(33.6)
Equity attributable to owners of CGGVeritas SA	2,803.6	3,785.6	2,812.1	3,757.5
Non-controlling interests	62.9	85.0	57.8	77.2
Total equity	2,866.5	3,870.6	2,869.9	3,834.7
TOTAL LIABILITIES AND EQUITY	5,294.1	7,148.6	5,324.4	7,114.4

(1)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.350 per € on the balance sheet date.
(2)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.336 per € on the balance sheet date.

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,
	2011		2010
except per share data, amounts in millions of	€	US$(1)	€	US$(1)

Operating revenues	554.1	796.8	517.7	656.3
Other income from ordinary activities	0.5	0.8	0.9	1.2
Total income from ordinary activities	554.6	797.6	518.6	657.5
Cost of operations	(444.1)	(639.3)	(436.8)	(555.1)
Gross profit	110.5	158.3	81.8	102.4
Research and development expenses, net	(12.2)	(17.6)	(16.4)	(20.8)
Marketing and selling expenses	(12.4)	(18.0)	(15.1)	(19.1)
General and administrative expenses	(31.7)	(45.6)	(35.6)	(44.3)
Other revenues (expenses), net	14.6	20.7	6.4	8.3
Operating income	68.8	97.8	21.1	26.5
Expenses related to financial debt	(27.9)	(40.3)	(29.0)	(36.9)
Income provided by cash and cash equivalents	0.4	0.5	0.5	0.6
Cost of financial debt, net	(27.5)	(39.8)	(28.5)	(36.3)
Other financial income (expense)	5.4	7.5	(6.5)	(9.1)
Income (loss) of consolidated companies before income taxes	46.7	65.5	(13.9)	(18.9)
Deferred taxes on currency translation	(5.5)	(7.8)	0.5	0.9
Other income taxes	(13.4)	(19.0)	(10.0)	(13.0)
Total income taxes	(18.9)	(26.8)	(9.5)	(12.1)
Net income (loss) from consolidated companies	27.8	38.7	(23.4)	(31.0)
Share of income (loss) in companies accounted for under equity method	1.3	1.9	(1.2)	(1.5)
Net income (loss)	29.1	40.6	(24.6)	(32.5)
Attributable to:
Owners of CGGVeritas SA	26.9	37.4	(26.6)	(35.0)
Non-controlling interests	2.2	3.2	2.0	2.5

Weighted average number of shares outstanding	151,857,149	151,857,149	151,412,779	151,412,779
Dilutive potential shares from stock-options	360,279	360,279	331,736	331,736
Dilutive potential shares from free shares	471,643	471,643	314,773	314,773
Adjusted weighted average number of shares and assumed option exercises when dilutive	152,689,071	152,689,071	152,059,288	152,059,288
Net income (loss) per share attributable to owners of CGGVeritas SA
Basic	0.18	0.25	(0.18)	(0.23)
Diluted	0.18	0.24	(0.18)	(0.23)

(1)	Corresponding to the nine months ended September 30 in US dollars less the six months ended June 30 in US dollars (average exchange rates for the six months ended June 30, 2011 and 2010 were US$1.406 and US$1.348 per €, respectively)

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,
	2011		2010
except per share data, amounts in millions of	€	US$(1)	€	US$(2)

Operating revenues	1,605.6	2,274.7	1,513.7	1,999.3
Other income from ordinary activities	1.7	2.4	2.5	3.3
Total income from ordinary activities	1,607.3	2,277.1	1,516.2	2,002.6
Cost of operations	(1,353.7)	(1,917.7)	(1,228.6)	(1,622.8)
Gross profit	253.6	359.4	287.6	379.8
Research and development expenses, net	(39.2)	(55.5)	(45.2)	(59.6)
Marketing and selling expenses	(41.1)	(58.4)	(45.1)	(59.6)
General and administrative expenses	(99.8)	(141.4)	(132.1)	(174.5)
Other revenues (expenses), net	22.8	32.3	10.7	14.2
Operating income	96.3	136.4	75.9	100.3
Expenses related to financial debt	(96.6)	(136.9)	(80.7)	(106.6)
Income provided by cash and cash equivalents	1.2	1.8	1.9	2.5
Cost of financial debt, net	(95.4)	(135.1)	(78.8)	(104.1)
Other financial income (loss)	(7.7)	(10.9)	8.8	11.6
Income (loss) of consolidated companies before income taxes	(6.8)	(9.6)	5.9	7.8
Deferred taxes on currency translation	(1.0)	(1.4)	(1.9)	(2.5)
Other income taxes	(22.9)	(32.4)	(18.7)	(24.7)
Total income taxes	(23.9)	(33.8)	(20.6)	(27.2)
Net income (loss) from consolidated companies	(30.7)	(43.4)	(14.7)	(19.4)
Share of income (loss) in company accounted for under equity method	6.8	9.5	(3.3)	(4.3)

Net income (loss)	(23.9)	(33.9)	(18.0)	(23.7)
Attributable to:
Owners of CGGVeritas SA	(31.1)	(44.1)	(27.0)	(35.6)
Non-controlling interests	7.2	10.2	9.0	11.9

Weighted average number of shares outstanding	151,746,775	151,746,775	151,314,859	151,314,859
Dilutive potential shares from stock-options	— (3)	— (3)	386,508	386,508
Dilutive potential shares from free shares	— (3)	— (3)	314,773	314,773
Adjusted weighted average number of shares and assumed option exercises when dilutive	151,746,775	151,746,775	152,016,140	152,016,140
Net income (loss) per share attributable to owners of CGGVeritas SA
Basic	(0.21)	(0.29)	(0.18)	(0.24)
Diluted	(0.21)	(0.29)	(0.18)	(0.24)

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.417 per €.
(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.323 per €.
(3)	Stock-options and performance shares plans had an anti-dilutive effect at September 30, 2011; as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,
amounts in millions of €	2011	2010
Net income (loss) from statements of operations	(23.9)	(18.0)

Gain (loss) on cash flow hedges	(3.2)	0.3
Income taxes	1.1	(0.1)
Net gain (loss) on cash flow hedges	(2.1)	0.2

Gain (loss) on actuarial changes on pension plan	0.5	—
Income taxes	(0.2)	—
Net gain (loss) on actuarial changes on pension plan	0.3	—

Exchange differences on translation of foreign operations	(42.4)	142.0

Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method	(0.4)	(3.7)

Total other comprehensive income (loss) for the period, net of taxes	(44.6)	138.5

Total net comprehensive income (loss) for the period	(68.5)	120.5

Attributable to:
Owners of CGGVeritas SA	(76.3)	110.3
Non-controlling interests	7.8	10.2

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(amounts in millions of euros, except share data)	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGGVeritas SA	Non controlling interests	Total equity
Balance at January 1, 2010	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	40.2	2,701.5

Capital increase	270,032	0.1	1.6					1.7		1.7
Net income				(27.0)				(27.0)	9.0	(18.0)
Cost of share-based payment				11.0				11.0		11.0
Dividends									(3.0)	(3.0)
Operations on treasury shares					(3.0)			(3.0)		(3.0)
Net gain (loss) on actuarial changes on pension plan(1)										—
Net gain (loss) on cash flow hedges(2)						(3.5)		(3.5)		(3.5)
Exchange differences on foreign currency translation(3)							140.8	140.8	1.2	142.0

Other comprehensive income(1)+(2)+(3)						(3.5)	140.8	137.3	1.2	138.5
Changes in consolidation scope and other				(0.4)				(0.4)	0.5	0.1

Balance at September 30, 2010	151,416,626	60.6	1,967.5	855.3	(16.5)	(2.6)	(83.4)	2,780.9	49.7	2,828.8

(amounts in millions of euros, except share data)	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGGVeritas SA	Non controlling interests	Total equity

Balance at January 1, 2011	151,506,109	60.6	1,967.9	825.9	(13.8)	(3.4)	(25.1)	2,812.1	57.8	2,869.9

Capital increase	355,823	0.1	2.2					2.3		2.3
Net income				(31.1)				(31.1)	7.2	(23.9)
Cost of share-based payment				7.9				7.9		7.9
Dividends									(2.7)	(2.7)
Operations on treasury shares										—
Net gain (loss) on actuarial changes on pension plan(1)				0.3				0.3		0.3
Net gain (loss) on cash flow hedges (2)						(2.5)		(2.5)		(2.5)
Exchange differences on foreign currency translation(3)							(43.0)	(43.0)	0.6	(42.4)

Other comprehensive income(1)+(2)+(3)				0.3		(2.5)	(43.0)	(45.2)	0.6	(44.6)
Issuance of convertible bonds, net of deferred taxes				58.2				58.2		58.2

Changes in consolidation scope and other				(0.6)				(0.6)		(0.6)

Balance at September 30, 2011	151,861,932	60.7	1,970.1	860.6	(13.8)	(5.9)	(68.1)	2,803.6	62.9	2,866.5

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2011		2010
amounts in millions of	€	US$(1)	€	US$(2)
OPERATING
Net income (loss)	(23.9)	(33.9)	(18.0)	(23.7)
Depreciation and amortization	181.7	257.4	164.7	217.5
Multi-client surveys depreciation and amortization	114.1	161.6	126.0	166.4
Variance on provisions	(11.2)	(15.9)	(55.5)	(73.3)
Stock based compensation expenses	7.9	11.2	11.0	14.5
Net gain (loss) on disposal of fixed assets	(16.4)	(23.2)	(0.4)	(0.5)
Equity income (loss) of investees	(6.8)	(9.5)	3.3	4.4
Dividends received from affiliates	4.9	6.9	2.4	3.2
Other non-cash items	(7.4)	(10.4)	(13.8)	(18.3)
Net cash including net cost of financial debt and income taxes	242.9	344.2	219.7	290.2
Less net cost of financial debt	95.4	135.1	78.8	104.1
Less income tax expense	23.9	33.8	20.6	27.2
Net cash excluding net cost of financial debt and income tax	362.2	513.1	319.1	421.5
Income taxes paid	(50.5)	(71.5)	(49.3)	(65.1)
Net cash before changes in working capital	311.7	441.6	269.8	356.4
- change in trade accounts and notes receivable	80.6	114.2	(31.1)	(41.1)
- change in inventories and work-in-progress	(25.8)	(36.6)	(24.2)	(32.0)
- change in other current assets	36.5	51.7	(26.2)	(34.6)
- change in trade accounts and notes payable	(48.8)	(69.1)	51.7	68.3
- change in other current liabilities	1.1	1.6	(19.1)	(25.2)
Impact of changes in exchange rate on financial items	(12.4)	(17.6)	17.5	23.1
Net cash provided by operating activities	342.9	485.8	238.4	314.9
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(183.2)	(259.5)	(165.2)	(218.2)
Investments in multi-client surveys	(116.2)	(164.6)	(177.4)	(234.3)
Proceeds from disposals of tangible and intangible assets	4.3	6.1	4.5	5.9
Total net proceeds from financial assets	3.2	4.5	2.0	2.6
Acquisition of investments, net of cash & cash equivalents acquired	(0.5)	(0.7)	(1.2)	(1.6)
Impact of changes in consolidation scope	—	—	—	—
Variation in loans granted	2.0	2.8	1.4	1.8
Variation in subsidies for capital expenditures	—	—	0.1	0.1
Variation in other non-current financial assets	1.5	2.1	0.9	1.2
Net cash used in investing activities	(288.9)	(409.3)	(334.9)	(442.3)
FINANCING
Repayment of long-term debt	(842.8)	(1,194.1)	(47.4)	(62.6)
Total issuance of long-term debt	849.0	1,202.8	2.2	3.0
Lease repayments	(25.0)	(35.4)	(50.8)	(67.1)
Change in short-term loans	—	—	(0.7)	(0.9)
Financial expenses paid	(49.1)	(69.6)	(57.2)	(75.5)
Net proceeds from capital increase:
- from shareholders	2.3	3.3	1.7	2.2
Dividends paid and share capital reimbursements:
- to shareholders	—	—
-to non-controlling interests of integrated companies	(2.7)	(3.8)	(3.0)	(4.0)
Acquisition/disposal from treasury shares	—	—	(3.0)	(4.0)
Net cash provided by (used in) financing activities	(68.3)	(96.8)	(158.2)	(208.9)
Effects of exchange rate changes on cash	(2.9)	1.8	30.1	(6.6)
Net increase (decrease) in cash and cash equivalents	(17.2)	(18.5)	(224.6)	(342.9)
Cash and cash equivalents at beginning of year	335.9	448.8	480.3	691.9
Cash and cash equivalents at end of period	318.7	430.3	255.7	349.0

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.417 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.350 per € at September 30, 2011 and of US$1.336 per € at December 31, 2010).
(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.323 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.365 per € at September 30, 2010 and of US$1.441 per € at December 31, 2009).

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with International IAS34 as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee for issue on November 4, 2011.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2010 included in its report on Form 20-F for the year 2010 filed with the SEC on April 21, 2011.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2010, except for the adoption of the following new Standards and Interpretations:

•	IAS24 — Related Party Disclosures — adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	Amendment to IAS32 — Classification of rights issues- adopted by the European Union in December 2009, and applicable as of January 1, 2011

•	Amendment to IFRIC 14 — Prepayments of a Minimum Funding Requirement — adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	IFRIC 19 — Extinguishing Financial Liabilities with Equity Instruments — adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	2008-2010 annual improvements to IFRS adopted by the European Union in February 2011 and applicable as of January 1, 2011

The adoption of these new standards and interpretations did not have any material impact on the Group’s interim financial statements.

At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union:

•	IFRS9 — Financial instruments: Recognition and Measurement of financial assets

•	IFRS7 Amendment — Financial instruments disclosures about transfers of financial assets

•	IAS12 Amendment — Income taxes: Recovery of underlying assets

•	IFRS 10 Consolidated Financial Statements, replaces parts of IAS 27 Consolidated and Separate Financial statements

•	IAS 27 Amendment — Separate Financial Statements

•	IFRS 11 Joint Arrangements supersedes IAS 31 Interests in Joint Ventures

•	IFRS 12 Disclosure of Interests in Other Entities

•	IFRS 13 Fair Value Measurement

•	IAS 28 Amendment — Investments in associates (equity method)

The Group has not opted for the early adoption of these Standards, Amendments and Interpretations and it is currently reviewing them to measure the potential impact on the interim condensed consolidated financial statements. At this stage, we do not anticipate any significant impact.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities

Recoverability of client receivables	Assessment of clients’ credit default risk

Valuation of investments	Financial assets fair value Under equity method companies fair value

Amortization and impairment of Multi-clients surveys	Expected margin rate for each category of surveys Expected useful life of Multi-Client Surveys

Depreciation and Amortization of tangible and intangible assets	Assets useful lives

Recoverable value of Goodwill and intangible assets	Expected geophysical market trends from 2011 to 2013 Discount rate (WACC)

Post employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate Return rate on plan assets

Provisions for risks, claims and litigations	Assessment of risks considering courts ruling and attorneys positions

Revenue Recognition	Contracts completion rates Assessment of fair value of customers loyalty programs Assessment of fair value of contracts identifiable parts

Development costs	Assessment of future benefits of each project

Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

• Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

• Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

• Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

• Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

• Other geophysical sales/ services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

• Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

IFRIC 13 “Customers Loyalty Programs” issued by the IASB in June 2007 has been applied from December 31, 2008 with the accumulated impact, net of tax, on previous periods recorded in equity as of December 31, 2008. The impact was not material.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.

In this respect, we generally use five amortization rates 50%, 65%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns. The 65% amortization rate is applied to the surveys acquired as a result of our acquisition of Veritas.

For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.

Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey by survey basis in case of any indication of impairment.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

We amortize capitalized developments costs over 5 years.

Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

NOTE 2—ACQUISITIONS AND DIVESTITURES

Norfield

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (to be renamed Exploration Vessel Resources II AS), the owner of the seismic vessel Voyager, and sold the seismic vessel Venturer to Norfield. CGGVeritas is no longer a shareholder of Norfield AS. The gain arising from the disposal of our assets in relation with this transaction amounted to €7.8 million and was recorded in the line item “Other revenues (expenses)” in our statement of operations.

On the date we acquired it, Voyager AS entered into a U.S.$45 million credit facility secured by a pledge over the Voyager vessel and subject to substantially the same covenants as our US senior credit facilities.

Petrodata

On March 17, 2011, CGGVeritas purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry.

Spectrum

On July 28, 2011, we signed a strategic agreement with Spectrum, a Norwegian multi-client company, for the contribution of our 2D multi-client marine library for a consideration in cash and a 25% equity stake in Spectrum. The transaction was finalized on September 15, 2011. We recognized a €13.4 million gain presented in the line item “other revenues (expenses)” in our statement of operations. Spectrum was accounted for under the equity method as of September 30, 2011.

NOTE 3—COMMON STOCK AND STOCK OPTIONS PLANS

As of September 30, 2011, our share capital consisted of 151,861,932 shares, each with a par value of €0.4.

New stock option plans and performance shares allocation plan

On March 24, 2011, the Board of Directors allocated:

•

964,263 stock options to certain officers and employees. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. The options have an eight-year duration.

•

66,667 stock options to the Chairman and 133,333 options to the Chief Executive Officer. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of three objectives. The options have an eight-year duration.

•

488,886 performance shares including 13,750 performance shares to the Chairman and 27,500 performance shares to the Chief Executive Officer. These performance shares will be allocated on the later of either March 24, 2013 or the date of the shareholders’ meeting convened to approve the financial statements for fiscal year 2012, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation are fulfilled. These performance conditions are based on the achievement of certain objectives related to operating income and EBITDAS over fiscal years 2011 and 2012.

NOTE 4—FINANCIAL DEBT

Our net financial debt amounted to €1,142.4 million as of September 30, 2011.

Issue of bonds convertible into and/or exchangeable for new or existing shares

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016 for a total nominal amount of €360 million. We used the net proceeds of the issuance to partially redeem our U.S.$530 million 7.5% Senior Notes due May 2015, allowing us to reduce our cash interest expense.

The bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris. The bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

Issue of senior notes due 2021

On May 31, 2011, we issued U.S.$650 million principal amount of 6 1/2 % senior notes due June 1, 2021. The senior notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7%. We used the net proceeds of the issuance to redeem the remainder of our U.S.$530 million 7.5% Senior Notes due May 2015 and to repay in full the U.S.$508 million outstanding under our term loan B facility.

Redemption of 7 1/2 % Senior Notes due 2015

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2 % Senior Notes due 2015 at a price of 103.75% plus accrued interest, and on June 30, 2011, we redeemed the remaining U.S.$70 million aggregate principal amount of such notes at a price of 102.5% plus accrued interest. The redemptions were financed through the bond issuances described immediately above.

Redemption of term loan B facility

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021 described above.

French Revolver

During the three months ended September 30, 2011, we repaid the €20 million outstanding under our French revolving facility.

All financial ratios included in covenants were complied with as of September 30, 2011.

NOTE 5—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of CGGVeritas. We divide our business into two operating segments, geophysical services and geophysical equipment.

Since July 1, 2010, our Group has been organized in five divisions and operates in two industry segments:

•	Geophysical services segment, which comprises:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients, and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•

Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.

Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales and the related operating income recognized by the geophysical equipment segment are eliminated in consolidation and presented as follows in the tables that follow: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin.

Operating income represents operating revenues and other operating income less expenses of the relevant operating segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the segment management and because financing and investment are mainly managed at the corporate level.

The following tables present revenues, operating income and identifiable assets by operating segment, and operating revenues by geographic area (by location of customers).

Analysis by operating segment

(Unaudited)	Three months ended September 30,
	2011					2010
(in millions of euros)	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total

Revenues from unaffiliated customers	411.8	142.3	—		554.1	363.7	154.0	—		517.7
Inter-segment revenues	—	48.6	(48.6)		—	0.3	40.3	(40.6)		—

Operating revenues	411.8	190.9	(48.6)		554.1	364.0	194.3	(40.6)		517.7
Other income from ordinary activities	—	0.5	—		0.5	—	0.9	—		0.9
Total income from ordinary activities	411.8	191.4	(48.6)		554.6	364.0	195.2	(40.6)		518.6

Operating income (loss)	37.5	60.2	(28.9	)(a)	68.8	(12.2)	57.9	(24.6	)(a)	21.1

Equity in income (loss) of investees	1.3	—	—		1.3	(1.4)	0.2	—		(1.2)

Capital expenditures(b)	120.9	4.2	—		125.1	118.1	6.8	7.5		132.4

Depreciation and amortization(c)	(97.0)	(9.1)	(0.2)		(106.3)	(89.7)	(9.1)	(0.3)		(99.1)

Investments in companies under equity method	14.5	—	—		14.5	—	—	—		—

(a)	Includes general corporate expenses of €8.8 million for the three months ended September 30, 2011 and €8.1 million for the comparable period in 2010.
(b)	Includes (i) investments in multi-client surveys of €52.6 million for the three months ended September 30, 2011 and €49.4 million for the three months ended September 30, 2010 (ii), no equipment acquired under capital leases for the three months ended September 30, 2011 and €9.9 million for the comparable period of 2010, (iii) and capitalized development costs of €4.4 million for the three months ended September 30, 2011 and €8.9 million for the comparable period of 2010, in the Services segment and (iv) capitalized development costs in the Equipment segment of €0.9 million for the three months ended September 30, 2011 and €0.6 million for the comparable period of 2010.

(c)	Includes multi-client survey amortization of €44.8 million for the three months ended September 30, 2011 and €45.8 million for the comparable period of 2010.

	Three months ended September 30,
	2011(1)				2010(1)
(in millions of US$)	Services	Equipment	Eliminations and Adjustments	Consolidated Total	Services	Equipment	Eliminations and Adjustments	Consolidated Total

Revenues from unaffiliated customers	591.8	205.0	—	796.8	460.7	195.6	—	656.3

Inter-segment revenues	—	70.0	(70.0)	—	0.5	51.2	(51.7)	—

Operating revenues	591.8	275.0	(70.0)	796.8	461.2	246.8	(51.7)	656.3

Other income from ordinary activities	—	0.8	—	0.8	—	1.2	—	1.2

Total income from ordinary activities	591.8	275.8	(70.0)	797.6	461.2	248.0	(51.7)	657.5

Operating income (loss)	52.8	86.7	(41.7)	97.8	(16.5)	74.0	(31.0)	26.5

(1)	Corresponding to the nine months ended September 30 in US dollars less the six month ended June 30 in US dollars.

(Unaudited)	Nine months ended September 30,
	2011					2010
(in millions of euros)	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total

Revenues from unaffiliated customers	1,169.8	435.8	—		1,605.6	1,082.5	431.2	—		1,513.7

Inter-segment revenues	—	140.6	(140.6)		—	0.6	112.6	(113.2)		—

Operating revenues	1,169.8	576.4	(140.6)		1,605.6	1,083.1	543.8	(113.2)		1,513.7
Other income from ordinary activities	—	1.7	—		1.7	—	2.5	—		2.5
Total income from ordinary activities	1,169.8	578.1	—		1,607.3	1,083.1	546.3	(113.2)		1,516.2

Operating income (loss)	(1.6)	181.8	(83.9	)(a)	96.3	2.0	143.9	(70.0	)(a)	75.9

Equity in income (loss) of investees	(6.8)	—	—		(6.8)	(3.5)	0.2	—		(3.3)

Capital expenditures(b)	304.1	12.0	—		316.1	329.8	19.1	7.5		356.4

Depreciation and amortization(c)	(268.9)	(27.4)	0.5		(295.8)	263.4	26.2	1.1		290.7

Investments in companies under equity method	18.0	—	—		18.0	—	—	—		—

Identifiable assets	4,288.3	853.7	(261.6)		4,880.4	4,202.2	805.4	(260.5)		4,747.1

Unallocated and corporate assets					413.7					332.4

Total Assets					5,294.1					5,079.5

(a)	Includes general corporate expenses of €29.0million for the nine months ended September 30, 2011 and €29.7 million for the comparable period in 2010.

(b)	Includes (i) investments in multi-client surveys of €116.2 million for the nine months ended September 30, 2011 and €177.4 million for the nine months ended September 30, 2010, (ii) equipment acquired under capital leases for €11.2 million for the nine months ended September 30, 2011 and €9.9 for the comparable period of 2010, (iii) capitalized development costs of €9.6 million for the nine months ended September 30, 2011 and €15.7 million for the comparable period of 2010 in the Services segment and (iv) capitalized development costs in the Equipment segment of €2.9 million for the nine months ended September 30, 2011 and €2.0 million for the comparable period of 2010.
(c)	Includes multi-client survey amortization of €114.4 million for the nine months ended September 30, 2011 and €126.0 million for the comparable period of 2010.

(Unaudited)	Nine months ended September 30,
	2011				2010(1)
(in millions of US$)	Services (1)	Equipment (2)	Eliminations and Adjustments	Consolidated Total (3)	Services	Equipment	Eliminations and Adjustments	Consolidated Total

Revenues from unaffiliated customers	1,657.4	617.3	—	2,274.7	1,431.6	567.7	—	1,999.3
Inter-segment revenues	—	199.2	(199.2)	—	0.7	148.2	(148.9)	—

Operating revenues	1,657.4	816.5	(199.2)	2,274.7	1,432.3	715.9	(148.9)	1,999.3

Other income from ordinary activities	—	2.4	—	2.4	—	3.3	—	3.3

Total income from ordinary activities	1,657.4	818.9	(199.2)	2,277.1	1,432.3	719.2	(148.9)	2,002.6

Operating income (loss)	(2.3)	257.6	(118.9)	136.4	2.7	189.4	(91.8)	100.3

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.417 per € in 2011 and of US$1.323 per € in 2010.
(2)	Dollar amounts were converted at the average rate of US$1.417 per € for the Equipment segment.
(3)	Dollar amounts for the Consolidated total were converted at the rate of US$1.417 per €, corresponding to the weighted average based on each segment’s operating revenues.

Revenues by geographic area

The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended September 30,
	2011			2010
Except percentages, in millions of	€	US$(1)		€	US$(1)
North America	101.2	145.8	18%	137.0	174.0	27%
Central and South Americas	121.7	174.7	22%	54.2	68.4	10%
Europe, Africa and Middle East	206.2	296.6	37%	232.3	295.4	45%
Asia Pacific	125.0	179.7	23%	94.2	118.5	18%

Total	554.1	796.8	100%	517.7	656.3	100%

(1)	Corresponding to the nine months ended September 30 in US dollars less the six month ended June 30 in US dollars.

	Nine months ended September 30,
	2011			2010
Except percentages, in millions of	€	US$(1)		€	US$(1)
North America	318.4	451.1	20%	389.8	514.8	26%
Central and South Americas	318.9	451.8	20%	169.9	224.4	11%
Europe, Africa and Middle East	608.4	861.9	38%	645.6	852.8	43%
Asia Pacific	359.9	509.9	22%	308.4	407.3	20%

Total	1,605.6	2,274.7	100%	1,513.7	1,999.3	100%

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.417 per € in 2011 and of US$1.323 per € in 2010.

NOTE 6—COMMITMENTS AND CONTINGENCIES

Commitments

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction:

•	the Group acquired the seismic vessel Voyager, previously operated by the Group under a time charter contract;

•	the Group sold the seismic vessel Venturer to Norfield. A bareboat contract for this vessel was signed until December 2012;

•	we extended the contract for our seismic vessel Champion for 5 years until December 2019. The previous time charter contract was replaced by a bareboat contract;

•	we extended the time charter contract for our seismic vessel Bergen Surveyor until December 2012.

This transaction resulted in a reduction of approximately €30 million of our operating leases cash-obligations.

On March 26, 2011 the seismic vessel Pacific Finder was delivered. The time charter contract applies for eight years until April 2019.

On June 28, 2011, we entered into a five-year marine charter agreement with Bourbon for six new support vessels to assist our seismic operations. The new vessels will be delivered starting at the end of 2012. This represents an increase of €80 million of our off balance sheet commitments.

Litigation and other risks

On February 16, 2011, the United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION. The injunction prohibits us from selling Sercel digital sensor “DSU” technology in the United States. The injunction covers only this DSU technology and is limited to the territory of United States. It does not restrict Sercel’s ability to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States.

Specifically, the injunction states that when the manufacture, sale and delivery occur outside the United States, the offer to sell the DSU does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States.

On March 8, 2011, we posted a U.S.$12.8 million bond (corresponding to the total damages award plus 20% interest) and filed a notice of appeal. Ion Geophysical has also appealed the Court’s ruling, seeking, among other things, to reinstate the jury’s award of U.S.$25.2 million with respect to lost profits.

The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.

As a non-US company, we operate certain of our vessels in Cuban territorial waters or in Cuba’s Exclusive Economic Zone from time to time. We take very seriously our obligations to comply with applicable U.S. export controls and sanctions laws in conducting these activities. We have therefore put in place strict internal policies and instructions to ensure compliance. As disclosed in our annual report on Form 20-F, we are aware that a failure to comply with U.S. laws on equipment and services exports could result in material fines and penalties and damage to our reputation. We are also aware that our presence in countries such as Cuba and failure to comply with applicable U.S. laws could reduce demand for our securities among certain investors and adversely affect our share price.

In order to provide complete and accurate responses to recent requests for information made by representatives of the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), we conducted an internal review of the facts surrounding shipments to our vessels operating in or near Cuba. During the course of our review, we discovered that, despite our precautions, some shipments may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws. We have provided BIS with all of the information it has requested to date and are cooperating fully with it in this matter. We have also informed on a voluntary basis the U.S. Office of Foreign Assets Control.

The Company does not expect this matter to have any material impact on the Group’s results of operation, financial position, or cash flows.

NOTE 7—SUBSEQUENT EVENTS

On October 3, 2011, we were allocated NOK27.7 million of convertible loan notes issued by Spectrum in accordance with the notice from the company issued on September 14, 2011. The loan notes can be converted to shares at NOK14 per share. If the loan notes are converted to shares at NOK14, we would have a total holding of 10,840,182 shares, representing 30.6% of the outstanding shares in Spectrum ASA as of September 30, 2011.

On October 3, 2011, the high-capacity seismic vessels Oceanic Sirius X-BOW® joined the CGGVeritas fleet. The bareboat contract has a twelve year period until October 2023.

On October 3, 2011, we also amended the time charter contract for our seismic vessel Veritas Viking. A bareboat contract was signed and extended until December 31, 2015, with two additional three-year extension options and one additional 17-month extension option.

On October 7, 2011, the time charter of our seismic vessel Pacific Finder was novated to our joint-venture with PT Elnusa Tbk.

On October 24, 2011, we amended the time charter contract for our seismic vessel Veritas Vision. A bareboat contract was signed and extended until July 31, 2017, with two additional extension options — one of five years and the other of three years.

On November 4, 2011, we amended the time charter contract for our seismic vessel Veritas Vantage. A bareboat contract was signed and extended until June 30, 2016, with a purchase option.

On November 7, 2011, we amended the time charter contract for our seismic vessel Viking II. A bareboat contract was signed and extended until May 31, 2015, with a purchase option.

A ship management agreement was signed with our joint-venture CGGVeritas Eldesvik Ship Management AS for these vessels based on the bareboat contracts duration, corresponding to a commitment of approximately US$135 million.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since July 1, 2010, our group has been organized in five divisions and operates in two industry segments:

•	Geophysical services segment, which comprises:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, imaging and reservoir: processing and imaging, as well as interpretation of geophysical data, data management and reservoir studies for clients; and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•

Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.

We believe that, in this context, oil and gas companies, especially the large international oil companies, have budgeted an overall 15% to 20% increase in exploration and production spending in 2011, with a special focus on exploration. We expect that this will drive the progressive recovery of demand in our seismic services divisions, especially marine. We also expect that Sercel will continue to reap the benefit of its large installed base and the sustained demand for technological intensity.

See “Item 4: Information on the Company — Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2010 for a discussion of developments in the geophysical industry.

Foreign exchange fluctuations

As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. Movements between the U.S. dollar and euro or other currencies may adversely affect our business by negatively impacting our revenues and income.

As certain trends in our business may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Item 5: Operating and Financial Review and Prospects — Trend Information — Currency Fluctuations” of our annual report on Form 20-F for the year ended December 31, 2010.

Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant year. The exchange rates as of December 31, 2010 and September 30, 2011 were U.S.$1.336 and U.S.$1.350 respectively, per euro, and the average exchange rates for the nine-month periods ended September 30, 2010 and 2011 were U.S.$1.323 and U.S.$1.417, respectively, per euro.

Acquisitions and divestitures

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (to be renamed Exploration Vessel Resources II AS), the owner of the seismic vessel Voyager, and sold the seismic vessel Venturer to Norfield. CGGVeritas is no longer a shareholder of Norfield AS. The gain arising from the disposal of our assets in relation with this transaction amounted to €7.8 million and was recorded in the line item “Other revenues (expenses)” in our statement of operations.

On the date we acquired it, Voyager AS entered into a U.S.$45 million credit facility secured by a pledge over the Voyager vessel and subject to substantially the same covenants as our US senior credit facilities.

On March 17, 2011, we purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry.

On July 28 2011, we signed a strategic agreement with Spectrum, a Norwegian multi-client company, for the contribution of our 2D multi-client marine library for a consideration in cash and a 25% equity stake in Spectrum. The transaction was finalized on September 15, 2011. A gain of €13.4 million (U.S.$19 million) was recognized in relation with this transaction and was presented in the line item “Other revenues (expenses)” in our statement of operations.

Indebtedness

Issue of bonds convertible into and/or exchangeable for new or existing shares

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016 for a total nominal amount of €360 million. We used the net proceeds of the issuance to partially redeem our U.S.$530 million 7.5% Senior Notes due May 2015, allowing us to reduce our cash interest expense.

The bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris. The Bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

Issue of senior notes due 2021

On May 31, 2011, we issued U.S.$650 million principal amount of 6 1/2 % senior notes due June 1, 2021. The senior notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7%. We used the net proceeds of the issuance to redeem the remainder of our U.S.$530 million 7.5% Senior Notes due May 2015 and to repay in full the U.S.$508 million outstanding under our term loan B facility.

Redemption of 7 1/2 % Senior Notes due 2015

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2 % Senior Notes due 2015 at a price of 103.75% plus accrued interest, and on June 30, 2011, we redeemed the remaining U.S.$70 million aggregate principal amount of such notes at a price of 102.5% plus accrued interest. The redemptions were financed through the bond issuances described immediately above.

Redemption of term loan B facility

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021 described above.

New stock-option plans and performance shares allocation plan

On March 24, 2011, the Board of Directors allocated:

•

964,263 stock options to certain officers and employees. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. The options have an eight-year duration.

•

66,667 stock options to the Chairman and 133,333 options to the Chief Executive Officer. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of three objectives. The options have an eight-year duration.

•

488,886 performance shares, including 13,750 performance shares to the Chairman and 27,500 performance shares to the Chief Executive Officer. These performance shares will be allocated on the later of either March 24, 2013 or the date of the shareholders’ meeting convened to approve the financial statements for fiscal year 2012, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation are fulfilled. These performance conditions are based on the achievement of certain objectives related to operating income and EBITDAS over fiscal years 2011 and 2012.

Legal proceedings, claims and other contingencies

On February 16, 2011, the United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION Geophysical. The injunction prohibits us from selling Sercel digital sensor “DSU” technology in the United States. The injunction covers only this DSU technology and is limited to the territory of United States. It does not restrict Sercel’s ability to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States.

Specifically, the injunction states that when the manufacture, sale and delivery occur outside the United States, the offer to sell the DSU does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States.

On March 8, 2011, we posted a U.S.$12.8 million bond (corresponding to the total damages award plus 20% interest) and filed a notice of appeal. Ion Geophysical has also appealed the Court’s ruling, seeking, among other things, to reinstate the jury’s award of U.S.$25.2 million with respect to lost profits.

As a non-US company, we operate certain of our vessels in Cuban territorial waters or in Cuba’s Exclusive Economic Zone from time to time. We take very seriously our obligations to comply with applicable U.S. export controls and sanctions laws in conducting these activities. We have therefore put in place strict internal policies and instructions to ensure compliance. As disclosed in our annual report on Form 20-F, we are aware that a failure to comply with U.S. laws on equipment and services exports could result in material fines and penalties and damage to our reputation. We are also aware that our presence in countries such as Cuba and failure to comply with applicable U.S. laws could reduce demand for our securities among certain investors and adversely affect our share price.

In order to provide complete and accurate responses to recent requests for information made by representatives of the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), we conducted an internal review of the facts surrounding shipments to our vessels operating in or near Cuba. During the course of our review, we discovered that, despite our precautions, some shipments may not have complied fully with our internal policies and possibly violated applicable export controls and sanctions laws. We have provided BIS with all of the information it has requested to date and are cooperating fully with it in this matter. We have also informed on a voluntary basis the U.S. Office of Foreign Assets Control.

Backlog

Our backlog as of October 1, 2011 was U.S.$1.2 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended September 30, 2011 compared to three months ended September 30, 2010

Operating revenues

The following table sets forth our consolidated operating revenues by division, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Three months ended September 30,
	2011			2010
Except percentages, in millions of	€	U.S.$(1)%		€	U.S.$(1)%
Marine contract	202.9	290.9	37%	136.8	172.6	26%
Land contract	46.7	67.9	9%	65.2	82.2	13%
Processing, Imaging & Reservoir	78.9	113.5	14%	73.7	93.5	14%
Multi-client	83.3	119.5	15%	88.0	112.4	17%

Total Services	411.8	591.8	75%	363.7	460.7	70%
Equipment	142.3	205.0	25%	154.0	195.6	30%

Total	554.1	796.8	100%	517.7	656.3	100%

(1)	Calculated as the nine months ended September 30, in U.S$, less the six months ended June 30, in U.S.$.

Our consolidated operating revenues for the three months ended September 30, 2011 increased 7% to €554.1 million from €517.7 million for the comparable period of 2010. Expressed in U.S dollars, our consolidated operating revenues increased 21% to U.S.$796.8 million in the three months ended September 30, 2011 from U.S.$656.3 million for the comparable period of 2010 mainly driven by a strong Marine performance in a constant low price environment.

Services

Operating revenues for our Services segment (excluding intra-group sales) increased 13% to €411.8 million for the three months ended September 30, 2011 from €363.7 million for the comparable period of 2010. In U.S. dollar terms, operating revenues for our Services segment increased 28% mainly due to our Marine contract division.

Marine contract

Operating revenues from our Marine contract division for the three months ended September 30, 2011 increased 48% to €202.9 million from €136.8 million for the comparable period of 2010 (and increased 69% in U.S. dollar terms) principally due to stronger vessel utilization rates. The fleet availability and production rates were 91% and 93%, respectively, for the three months ended September 30, 2011 compared to 87% for both for the three months ended September 30, 2010, as a result of the early impact of our performance program with the Oceanic Phoenix and Oceanic Endeavour returning to operations following their upgrades. 88% of our 3D vessels operated on contract during the three months ended September 30, 2011 and 90% for the comparable period of 2010. We completed three Broadseis TM contracts worldwide during the three months ended September 30, 2011.

Land contract

Operating revenues from our Land contract division decreased 28% to €46.7 million for the three months ended September 30, 2011 from €65.2 million for the comparable period of 2010 (and decreased 17% in U.S. dollar terms) mainly due to operational difficulties on complex projects and the ongoing impact of the earlier unrest in the Middle East and North Africa.

Processing, Imaging & Reservoir

Operating revenues from our Processing, Imaging & Reservoir division increased 7% to €78.9 million for the three months ended September 30, 2011 from €73.7 million for the comparable period of 2010 (and increased 21% in US dollar terms) with increased activity for high-end projects, including Broadseis projects. During the three months ended September 30, 2011, we were awarded a dedicated processing center for Repsol.

Multi-client

Operating revenues from our Multi-client division for the three months ended September 30, 2011 decreased 5% to €83.3 million from €88.0 million for the comparable period of 2010 and increased 6% in U.S. dollar terms.

Multi-client marine data library revenues decreased 4% to €58.0 million for the three months ended September 30, 2011 from €60.4 million for the comparable period of 2010 (and increased 8% in U.S. dollar terms). Prefunding decreased 55% to €12.7 million for the three months ended September 30, 2011 from €28.0 million for the comparable period of 2010 (and decreased 48%

in U.S. dollar terms), with a prefunding rate of 63%. After-sales increased 40% to €45.3 million for the three months ended September 30, 2011 from €32.5 million for the comparable period of 2010 (and increased 56% in U.S. dollar terms), particularly related to the Gulf of Mexico and Brazil as demand for the Gulf of Mexico and Brazil increased ahead of lease sales scheduled for the end of the year and beginning of 2012.

Multi-client land data library revenues decreased 8% to €25.3 million for the three months ended September 30, 2011 from €27.6 million for the comparable period of 2010 (and increased 3% in U.S. dollar terms). Prefunding, with a rate of 74%, increased 41% to €23.9 million for the three months ended September 30, 2011 from €16.9 million for the comparable period of 2010 (and increased 57% in U.S. dollar terms) with our Marcellus program. After-sales decreased 87% to €1.4 million for the three months ended September 30, 2011 from €10.7 million for the comparable period of 2010 as demand remained low in North America.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, decreased 2% to €190.9 million for the three months ended September 30, 2011 from €194.3 million for the comparable period of 2010. In U.S. dollar terms, revenues increased 11% to U.S.$275.0 million for the three months ended September 30, 2011 from U.S.$246.8 million for the comparable period of 2010. The growth in land equipment was mainly driven by robust demand for 428TM and UniteTM wireless channels for high density surveys and regional activity.

Operating revenues for our Equipment segment, excluding intra-group sales (which made up 25% of the total), decreased 8% to €142.3 million for the three months ended September 30, 2011 from €154.0 million for the comparable period in 2010 and increased 5% in U.S. dollar terms.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 2% to €444.1 million for the three months ended September 30, 2011 from €436.8 million for the comparable period of 2010, and increased 15% in U.S. dollar terms mainly due to increased activity. As a percentage of operating revenues, cost of operations decreased to 80% for the three months ended September 30, 2011 from 84% for the comparable period of 2010. Gross profit increased 35% to €110.5 million for the three months ended September 30, 2011 from €81.8 million for the comparable period of 2010, representing 20% and 16% of operating revenues, respectively.

Research and development expenditures decreased 25% to €12.2 million for the three months ended September 30, 2011, from €16.4 million for the comparable period of 2010 (and decreased 15% in U.S. dollar terms), representing 2% and 3% of operating revenues, respectively.

Selling and marketing expenses decreased 18% to €12.4 million for the three months ended September 30, 2011 from €15.1 million for the comparable period of 2010 (and decreased 6% in U.S. dollar terms).

General and administrative expenses decreased 11% to €31.7 million for the three months ended September 30, 2011 from €35.6 million for the comparable period of 2010 (and increased 3% in U.S. dollar terms).

As a percentage of operating revenues, general and administrative costs decreased to 6% for the three months ended September 30, 2011 from 7% for the comparable period of 2010.

Other revenues amounted to €14.6 million for the three months ended September 30, 2011 compared to €6.4 million for three months ended September 30, 2010, mainly due to a €13.4 million (U.S.$19 million) gain in relation with the transaction with Spectrum ASA finalized on September 15, 2011.

Operating Income (Loss)

Our operating income was €68.8 million for the three months ended September 30, 2011 compared to €21.1 million for the three months ended September 30, 2010 as a result of the factors described above.

Operating income from our Services segment was €37.5 million for the three months ended September 30, 2011 compared to operating loss of €12.2 million for the three months ended September 30, 2010.

Operating income from our Equipment segment was €60.2 million for three months ended September 30, 2011 compared to €57.9 million for the comparable period of 2010.

Financial Income and Expenses

Cost of net financial debt decreased 3% to €27.5 million for the three months ended September 30, 2011 from €28.5 million for the comparable period of 2010, and increased 10% in U.S. dollar terms, mainly due to a higher average interest rate resulting from the refinancing of our term loan B facility through the issuance of our of senior bonds due 2021. The cash component of our cost of debt for the three months ended September 30, 2011 was U.S.$32 million.

Other financial income was €5.4 million for the three months ended September 30, 2011 compared to financial expense of €6.5 million for the three months ended September 30, 2010, due to currency fluctuations.

Income Taxes

Income taxes amounted to €18.9 million for the three months ended September 30, 2011 compared to €9.5 million for the three months ended September 30, 2010. The effective tax rate for the three months ended September 30, 2011 was 29%.

Equity in Income (Loss) of Affiliates

Income from investments accounted for under the equity method was €1.3 million for the three months ended September 30, 2011 compared to a loss of €1.2 million for the three months ended September 30, 2010. This increase is mainly attributable to our share in the income of Argas, our joint venture in Saudi Arabia.

Net Income (Loss)

Net income was €29.1 million, including a €9.5 million (US$13 million) gain after tax related to the Spectrum transaction for the three months ended September 30, 2011 compared to net loss of €24.6 million for the three months ended September 30, 2010 as a result of the factors discussed above.

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

Operating revenues

The following table sets forth our consolidated operating revenues by division, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Nine months ended September 30,
	2011			2010
Except percentages, in millions of	€	U.S.$(1)%		€	U.S.$(1)%

Marine contract	516.6	731.9	32%	431.4	570.6	29%
Land contract	217.8	308.6	14%	208.4	275.6	14%
Processing, Imaging & Reservoir	225.2	319.1	14%	212.4	280.9	14%
Multi-client	210.2	297.8	13%	230.3	304.5	15%

Total Services	1,169.8	1,657.4	73%	1,082.5	1,431.6	72%
Equipment	435.8	617.3	27%	431.2	567.7	28%

Total	1,605.6	2,274.7	100%	1,513.7	1,999.3	100%

(1)

Dollar amounts represent euros amounts converted at the average exchange rates of U.S.$1.417per € in 2011 for the Group, the Services segment and the Equipment segment; and U.S.$1.323, U.S.$1.323, and U.S.$1.317 per € in 2010 for the Group, the Services segment and the Equipment segment, respectively.

Our consolidated operating revenues for the nine months ended September 30, 2011 increased 6% to €1,605.6 million from €1,513.7 million for the comparable period of 2010. Expressed in U.S dollars, our consolidated operating revenues increased 14% to U.S.$2,274.7 million in the nine months ended September 30, 2011 from U.S.$1,999.3 million for the comparable period of 2010. This increase was mainly due to our Services segment.

Services

Operating revenues for our Services segment (excluding intra-group sales) increased 8% to €1,169.8 million for the nine months ended September 30, 2011 from €1,082.5 million for the comparable period of 2010. Expressed in U.S dollars, operating revenues increased 16% due to increased Marine and Land contract activities.

Marine contract

Operating revenues from our Marine contract division for the nine months ended September 30, 2011 increased 20% to €516.6 million from €431.4 million for the comparable period of 2010 (and increased 28% in U.S. dollar terms) as we allocated more of our 3D fleet to contract activity compared to multi-client.

Land contract

Operating revenues from our Land contract division increased 5% to €217.8 million for the nine months ended September 30, 2011 from €208.4 million for the comparable period of 2010 (and increased 12% in U.S. dollar terms), as a result of a particularly strong winter campaign in North America during the quarter ended March 31, 2011.

Processing, Imaging& Reservoir

Operating revenues from our Processing, Imaging & Reservoir division increased 6% to €225.2 million for the nine months ended September 30, 2011 from €212.4 million for the comparable period of 2010 (and increased 14% in U.S. dollar terms). Demand remained high in high-end technology.

Multi-client

Operating revenues from our Multi-client division for the nine months ended September 30, 2011 decreased 9% to €210.2 million from €230.3 million for the comparable period of 2010, and decreased 2% in U.S. dollar terms.

Multi-client marine data library revenues decreased 9% to €145.3 million for the nine months ended September 30, 2011 from €159.4 million for the comparable period of 2010 (and decreased 2% in U.S. dollar terms). Prefunding, with a rate of 78%, decreased 59% to €33.7 million for the nine months ended September 30, 2011 from €82.8 million for the comparable period of 2010 (and decreased 56% in U.S. dollar terms) as our 3D fleet was allocated mainly to contract activity in 2011. After-sales increased 46% to €111.6 million for the nine months ended September 30, 2011 from €76.6 million for the comparable period of 2010 (and increased 56% in U.S. dollar terms), with a higher demand worldwide.

Multi-client land data library revenues decreased 8% to €64.9 million for the nine months ended September 30, 2011 from €70.9 million for the comparable period of 2010 (and decreased 2% in U.S. dollar terms). Prefunding, with a rate of 68% increased 23% to €50.4 million for the nine months ended September 30, 2011 from €40.9 million for the comparable period of 2010 (and increased 32% in U.S. dollar terms) due to our activity in the U.S. with our shale plays program. After-sales decreased 52% to €14.5 million for the nine months ended September 30, 2011 from €30.0 million for the comparable period of 2010 (and decreased 48% in U.S. dollar terms) as demand remained low.

Equipment

Operating revenues for our Equipment segment, including intra-group sales, increased 6% to €576.4 million for the nine months ended September 30, 2011 from €543.8 million for the comparable period of 2010. In U.S. dollar terms, revenues increased 14% to U.S.$816.5 million for the nine months ended September 30, 2011 from U.S.$715.9 million for the comparable period of 2010. Sales were supported by continued robust demand for both high-end land and marine equipment.

Operating revenues for our Equipment segment, excluding intra-group sales, increased 1% to €435.8 million for the nine months ended September 30, 2011 from €431.2 million for the comparable period in 2010 (and increased 9% in U.S. dollar terms).

Operating Expenses

Cost of operations, including depreciation and amortization, increased 10% to €1,353.7 million for the nine months ended September 30, 2011 from €1,228.6 million for the comparable period of 2010, mainly due to increased activity. As a percentage of operating revenues, cost of operations increased to 84% for the nine months ended September 31, 2011 from 81% for the comparable period of 2010. Gross profit decreased 12% to €253.6 million for the nine months ended September 30, 2011 from €287.6 million for the comparable period of 2010, representing 16% and 19% of operating revenues, respectively.

Research and development expenditures decreased 13% to €39.2 million for the nine months ended September 30, 2011 compared to €45.2 million for the nine months ended September 30, 2010 (and decreased 7% in U.S. dollar terms), representing 2% and 3% of operating revenues, respectively.

Marketing and selling expenses decreased 8% to €41.1 million for the nine months ended September 30, 2011 from €45.1 million for the nine months ended September 30, 2010 (and decreased 2% in U.S. dollar terms).

General and administrative expenses decreased 24% to €99.8 million for the nine months ended September 30, 2011 from €132.1 million for the comparable period of 2010 (and decreased 19% in U.S. dollar terms) due to costs saving measures. As a percentage of operating revenues, general and administrative costs represented 6% for the nine months ended September 30, 2011 compared to 9% for the nine months ended September 30, 2010.

Other revenues amounted to €22.8 million for the nine months ended September 30, 2011 mainly due to a €7.8 million gain on sale of assets in relation with the Norfield transaction and a €13.4 million (U.S.$19 million) gain on sale of our 2D marine data library in relation with the Spectrum transaction finalized on September 15, 2011. Other revenues for the nine months ended September 30, 2010 amounted to €10.7 million, principally due to disposal of assets and asset fair value adjustments.

Operating Income (Loss)

Our operating income increased 27% to €96.3 million for the nine months ended September 30, 2010 from €75.9 million for the comparable period of 2010, as a result of the factors described above.

Operating loss from our Services segment amounted to €1.6 million for the nine months ended September 30, 2011 compared to operating income of €2.0 million for the nine months ended September 30, 2010.

Operating income from our Equipment segment increased 26% to €181.8 million for nine months ended September 30, 2011 from €143.9 million for the comparable period of 2010 (and increased 36% in U.S. dollar terms).

Financial Income and Expenses

Cost of net financial debt increased 21% to €95.4 million for the nine months ended September 30, 2011 from €78.8 million for the comparable period of 2010 (and increased 30% in U.S. dollar terms) mainly due to (i) the accelerated amortization of U.S.$22 million in issuing fees related to the redemption of our U.S.$530 million 7 1/2% Senior Notes due 2015 and repayment of the U.S.$508 million outstanding under our term loan B facility, and (ii) U.S.$2.8 million of interest paid on our Senior Notes due 2015 between the issuance, on January 27, 2011, of our convertible bonds for a total nominal amount of €360 million and the partial redemption of the Senior Notes due 2015 with the proceeds of the convertible bonds (following the notice period).

Other financial loss was €7.7 million for the nine months ended September 30, 2011 compared to financial income of €8.8 million for the nine months ended September 30, 2010, principally due to a U.S.$19 million premium paid for the early redemption of our 7 1/2 % Senior Notes due 2015 described above and currency fluctuations.

Income Taxes

Income taxes increased to €23.9 million for the nine months ended September 30, 2011 from €20.6 million for the comparable period of 2010.

Equity in Income (Loss) of Affiliates

Income from investments accounted for under the equity method was €6.8 million for the nine months ended September 30, 2011 compared to a loss of €3.3 million for the nine months ended September 30, 2010. The increase was mainly attributable to our share in the income of Argas, our joint venture in Saudi Arabia.

Net Income (Loss)

Net loss was €23.9 million, including €19.9 million (US$28 million) one-off refinancing costs, net of tax, for the nine months ended September 30, 2011 compared to €18.0 million for the nine months ended September 30, 2010 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels and acquisition of seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund our liquidity needs through cash generated by operations, senior notes and borrowings under our U.S. and French senior secured revolving credit facilities. Our U.S. revolving credit facility is for U.S.$140 million (undrawn as of September 30, 2011) maturing January 2012, and our French revolving credit facility is for U.S.$200 million (undrawn as of September 30, 2011) maturing February 2014. We have also raised funds through issuances of shares and convertible bonds and may do so in the future.

We believe that we are not subject to near-term liquidity constraints, given our liquidity available as of September 30, 2011, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.

Cash Flows

Operations

Net cash provided by operating activities was €342.9 million for the nine months ended September 30, 2011 compared to €238.4 million for the comparable period of 2010. Before changes in working capital, net cash provided by operating activities for the nine months ended September 30, 2011 increased to €311.7 million from €269.8 million for the comparable period for 2010 mainly due to the significant increase in EBITDAS. Changes in working capital had a favorable impact on cash from operating activities of €31.2 million in the nine months ended September 30, 2011 compared to an unfavorable impact of €31.4 million for the comparable period for 2010 mainly due to customer payments of trade accounts and notes receivable.

Investing activities

Net cash used in investing activities was €288.9 million in the nine months ended September 30, 2011 compared to €334.9 million for nine months ended September 30, 2010.

In the nine months ended September 30, 2011, we purchased tangible and intangible assets for €183.2 million mainly for the upgrade of our seismic vessels Oceanic Phoenix and Oceanic Endeavour and for equipping the Pacific Finder and the Oceanic Sirius with Sentinel streamers, compared to €165.2 million for the nine months ended September 30, 2010.

We also invested €116.2 million in our multi-client library (€42.7 million in Marine and €73.5 million in Land), mainly in North America, the North Sea and Brazil, compared to €177.4 million in the comparable period of 2010. As of September 30, 2011, the net book value of our multi-client data library was €432.9 million (€327.5 million in Marine and €105.4 million in Land) compared to €545.6 million as of December 31, 2010.

Financing activities

Net cash used in financing activities during the nine months ended September 30, 2011 was €68.3 million compared to €158.2 million for nine months ended September 30, 2010. Our financing activities during the nine months ended September 30, 2011 are described above under “Factors Affecting Our Results of Operations — Indebtedness”.

Net debt

Net financial debt as of September 30, 2011 was €1,142.4 million compared to €1,149.7 million as of December 31, 2010. The ratio of net financial debt to equity was 41% as of September 30, 2011 and 41% as of December 31, 2010.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of the balance sheet at September 30, 2011 and December 31, 2010:

(in millions of euros)	September 30, 2011	December 31, 2010

Bank overdrafts	4.6	4.5
Current portion of long-term debt	60.9	74.5
Long-term debt	1,395.6	1,406.6
Gross financial debt	1,461.1	1,485.6
Less : cash and cash equivalents	(318.7)	(335.9)

Net financial debt	1,142.4	1,149.7

For a more detailed description of our financing activities, see “Item 5: Operating and Financial Review and Prospectus — Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2010.

EBITDAS

EBITDAS for the nine months ended September 30, 2011 was €400.0 million compared to €377.6 million for the comparable period of 2010, representing 25% of operating revenue for both periods.

We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS to Net cash provided by operating activities, according to our cash-flow statement, for the periods indicated:

	Nine months ended September 30,
(in millions of euros)	2011	2010

EBITDAS	400.0	377.6
Other financial income (loss)	(7.7)	8.8
Variance on provisions	(11.2)	(55.5)
Net gain on disposal of assets	(16.4)	(0.4)
Dividends received from affiliates	4.9	2.4
Other non cash items	(7.4)	(13.8)
Income taxes paid	(50.5)	(49.3)
Change in trade accounts receivable	80.6	(31.1)
Change in inventories	(25.8)	(24.2)
Change in other current assets	36.5	(26.2)
Change in trade accounts payable	(48.8)	51.7
Change in other current liabilities	1.1	(19.1)
Impact of changes in exchange rate	(12.4)	17.5

Net cash provided by operating activities	342.9	238.4

Contractual obligations

The following table sets forth our future cash obligations as of September 30, 2011:

(in millions of euros)	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total

Financial Debt	12.0	21.0	535.3	747.0	1,315.3
Finance Lease Obligations (not discounted)	24.6	24.9	18.8	49.1	117.4
Operating Leases	128.0	219.1	203.1	344.3	894.5
• Bareboat agreements(a)	79.0	172.3	180.5	295.7	727.5
• Other operating lease agreement	49.0	46.8	22.6	48.6	167.0
Other Long-Term Obligations (bond interest)	86.5	171.9	156.8	160.4	575.6

Total Contractual Cash Obligations(b)	251.1	436.9	915.0	1,300.8	2,902.8

(a)	Includes bareboat agreements for our seismic vessels Oceanic Sirius delivered on October 3, 2011 and Bourbon support vessels not delivered yet; and excludes the Pacific Finder, transferred to our joint-venture with PT Elnusa Tbk on October 7, 2011.
(b)	Payments in foreign currencies are converted to euros at September 30, 2011 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans, development costs and derivative instruments and hedging activities.

Pension plan

Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, we have elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.

Under IFRS, in accordance with IAS 19 — Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.

Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Unaudited	Nine months ended September 30,
In millions of euros	2011	2010

EBITDAS as reported	400.0	377.6
Actuarial gains (losses) on pension plan	(0.2)	(0.2)
Cancellation of IFRS capitalization of development costs	(12.2)	(11.3)

EBITDAS according to U.S. GAAP	387.6	366.1

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUSES CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-150384) AND CGG VERITAS’ REGISTRATION STATEMENT ON FORM F-4 (FILE NO.333-177040) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGGVeritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman

Compagnie Générale de Géophysique Veritas
(Registrant)

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman
Group Chief Financial Officer

Date: November 9, 2011